July 2, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Lane Holdings, Inc.

Form 10-12G/A

Filed June 18, 2019

File No. 000-56019

To the Men and Women of the Securities and Exchange Commission:

Fast Lane Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to comments contained in the Staff letter, dated June 28, 2019, addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form 10-12G/A, filed with the Securities and Exchange Commission on June 18, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 10 Amended June 18, 2019

Business Development, page 3

1. We note your response to prior comment 1 and exhibit 99.1. If a court appointed PEM custodian of Giant Motorsports based on the application and request of the person to whom Giant Motorsports issued a controlling amount of its shares after the appointment of PEM as custodian of Giant Motorsports, please clarify your disclosure in this section to address clearly the sequence of these developments and the involvement of the individual who is currently your controlling shareholder.

COMPANY RESPONSE:

We have revised and clarified our disclosure on page 3, Business Development as follows:

“On April 16, 2018, Jeffrey DeNunzio, our indirect control shareholder applied to the Clark County Nevada Eighth Judicial District Court for an order appointing PEM, LLC, (“PEM”) solely owned and controlled by our director Paul Moody as custodian of Giant Motorsports, Inc., a Nevada corporation (“GMOS Nevada”). On May 24, 2018, PEM was appointed as Custodian of GMOS Nevada by the foregoing Court, court order referenced and attached hereto as exhibit 99.1. Pursuant to the Order, PEM was vested with all powers specified in NRS 78.347(6) including but not limited to, as follows: to exercise all of the powers of the corporation, through or in place of its board of directors or officers, for the purposes of continuing the Company as a going concern, reinstating the corporate charter, appointing new officer(s) and director(s), negotiating and settling with any debtor or creditor, hiring counsel, accountants or business consultants, initiating shareholder meetings and in their discretion to take any action that Custodian deems just and beneficial to the corporation and its shareholders. On June 1, 2018, PEM filed with Nevada Secretary of State, a certificate of reinstatement, certificate of amendment, initial list of officers/directors, state business license and appointment of registered agent. On June 29, 2018, PEM hired Giant Consulting Services, LLC, (“GCS”) which Jeffrey DeNunzio is the controlling member and our director is the manager. The involvement of Mr. DeNunzio by and through GCS on our behalf is focused on discovering merger and or acquisition candidates. PEM terminated the custodianship on September 6, 2018.”

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

Fast Lane Holdings, Inc.

By: /s/ Paul Moody

Paul Moody

Chief Executive Officer